SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For June 2008

Commission File Number 0-28800

DRDGOLD Limited

EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195

(*Address of principal executive offices*)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of June 2008, incorporated by reference herein:

<u>Exhibit</u>

99.1   Release dated June 25, 2008, entitled "DEALING IN SECURITIES BY A DIRECTOR".

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: June 25, 2008   By: /s/ Themba Gwebu
                                                Name: Themba Gwebu
                                                Title: Company Secretary

Exhibit 99.1

DRDGOLD LIMITED

(Incorporated in the Republic of South Africa)

(Registration number 1895/000926/06)

JSE share code: DRD

ISIN: ZAE000058723

Issuer code: DUSM

Nasdaq trading symbol: DROO

("DRDGOLD")

DEALING IN SECURITIES BY A DIRECTOR

In compliance with Rule 3.63 of the JSE Limited Listings Requirements, the following information regarding a transaction by a director in securities of DRDGOLD is disclosed:

Name of director:	Mr. James Turk
Name of company of which he is a director:	DRDGOLD
Dates on which transaction was effected:	23 June 2008
Nature of transaction:	Purchase
Class of security:	Ordinary shares
Number of ordinary shares:	15 000
Average price per security:	R4.98
Total value of transaction:	R74 700
Nature of director`s interest:	Indirect beneficial

Prior clearance to deal in the above securities was not obtained as the transaction was undertaken by an associate of Mr Turk's. The above trade was completed outside of a closed period.

Randburg

25 June 2008

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